Aphria Inc.

98 Talbot St. W.
Leamington, Ontario N8H 1M8
Canada

March 4, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:          Aphria Inc.
                Registration Statement on Form F-3, filed March 3, 2020
                File No. 333-236851

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-3 (File No. 333-236851) filed by Aphria Inc. on March 3, 2020 (the “Registration Statement”).

Pursuant to Rule 473(c) under the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) under the Act, is hereby incorporated onto the facing page of the Registration Statement immediately following the calculation of registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.”

Should you have any questions regarding this delaying amendment or the Registration Statement, please contact Christopher Giordano of DLA Piper LLP (US) at 212-335-4522.

Very truly yours,

By:	/s/ Carl A. Merton
Name: Carl A. Merton
Title: Chief Financial Officer